NEWS RELEASE

REPLICEL LIFE SCIENCES INC.
Suite 900 – 570 Granville Street
Vancouver, BC V6C 3P1
Telephone: (604) 248-8730 Fax: (604) 248-8690

RepliCel Life Sciences Announces Arbitration Decision

VANCOUVER, BC – October 16, 2023 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”). On Monday, October 16, 2023, RepliCel received the Final Award related to its ongoing arbitration proceedings with Shiseido Co. Ltd. (“Shiseido”).  The Tribunal dismissed RepliCel’s claims finding that Shiseido validly terminated the Collaboration and Technology Transfer Agreement dated effective as of July 9, 2013.  Management is currently considering the impact of the decision and assessing its options.
For more information, please contact:
Andrew Schutte, CEO and President
info@replicel.com

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